EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The fourth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 21, 2012 in conference room A1801 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated December 7, 2012. All of the Company’s eleven directors attended the Meeting in person. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Directors of the Company.

The Meeting was presided over by the Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal Regarding the Appointment of the Auditor for 2013

Pursuant to relevant rules regarding the time limit of continuous engagement of the same accounting firm by financial enterprises in the Administrative Measures for the Selection and Engagement of Accounting Firms by Financial Enterprises through Tendering (Trial) issued by the PRC Ministry of Finance, the service period of the current external auditor of the Company will soon expire. Therefore, the Company has worked on the selection and engagement of the external auditor for the year 2013 in accordance with relevant laws and regulations.

Based on results of the tender, the audit committee submitted the Proposal Regarding the Appointment of the Auditor for 2013 to the Board of Directors. Upon review and agreement by board members, the Board recommends that the Company engage Ernst & Young Hua Ming (Special General Partnership) and Ernst & Young as the PRC auditor and the International auditor of the Company for the year 2013, with annual remuneration of RMB 50.7 million.

The Board of Directors has agreed to submit the Proposal to the First Extraordinary General Meeting 2013 of the Company.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

The current external auditors, PricewaterhouseCoopers Zhong Tian and PricewaterhouseCoopers Hong Kong will continue to be responsible for the auditing of the Company for the year 2012.

2.	Passed the Proposal Regarding the First Extraordinary General Meeting of 2013

The Company will hold the First Extraordinary General Meeting of 2013 in Beijing on February 19, 2013. Please refer to the Company’s Notice of the First Extraordinary General Meeting 2013 and relevant meeting materials for more details.

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal Regarding the Application for Private Equity Fund Investment Authorization for 2013

Voting result: 11 for, 0 against, with no abstention

4.	Passed the Proposal Regarding the Application for Real Estate Investment Plan Investment Authorization for 2013

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal Regarding the Application for Infrastructure Investment Plan Investment and Authorization

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal Regarding the Application for Proprietary Real Estate Investment Plan and Authorization for 2013

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal Regarding the Application for Non-proprietary Real Estate Investment Plan and Authorization for 2013

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal Regarding the Approval for the Company to Engage in Four Investment Businesses Including Commercial Bank Financial Products

Voting result: 11 for, 0 against, with no abstention

9.	Passed the Proposal Regarding the Approval for the Company to Engage in Stock Index Futures Trading Business

Voting result: 11 for, 0 against, with no abstention

10.	Passed the Proposal Regarding the Approval of the Company’s Further Development of Overseas Investment Business

Voting result: 11 for, 0 against, with no abstention

11.	Passed the Proposal Regarding the Re-signing of Asset Management Agreement between the Company and China Life Asset Management Company Limited

Commission File Number 001-31914

The Asset Management Agreement between the Company and China Life Asset Management Company Limited (“AMC”) will expire on December 31, 2012. The Board of Directors agrees that the Company re-sign the Agreement between the Company and AMC Regarding the Asset Management of Insurance Funds, which will be in effect from January 1, 2013 to December 31, 2014.

Pursuant to the listing rules of the Shanghai Stock Exchange, AMC is a subsidiary controlled by the Company, and transactions between the two parties are not connected transactions. Pursuant to the listing rules of the Hong Kong Stock Exchange, AMC is a connected person of the Company, and affiliated directors Yang Mingsheng, Wan Feng, Miao Jianmin, Zhang Xiangxian and Wang Sidong abstained from voting on this proposal. The independent directors gave their independent opinions on and consent to this connected transaction.

Upon signing the agreement, the Company will disclose this connected transaction according to the relevant requirements under the listing rules of the Hong Kong Stock Exchange.

Voting result: 6 for, 0 against, with no abstention

12.	Passed the Proposal Regarding the Signing of the Memorandum on Enterprise Annuity Plan between the Company and China Life Pension Company Limited

The Board agrees that the Company, China Life Insurance (Group) Company and AMC jointly sign a memorandum with China Life Pension Company Limited to extend the effective period of the Entrustment of Enterprise Annuity Funds and Account Management Agreement. The management period shall be temporarily one year.

Pursuant to regulatory rules for listed companies and the AOA of the Company, when the Board reviewed the Proposal, affiliated directors Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi, Miao Jianmin, Zhang Xiangxian and Wang Sidong abstained from voting on this proposal. The independent directors gave their independent opinions on and consent to this connected transaction.

Voting result: 4 for, 0 against, with no abstention

13.	Passed the Proposal Regarding the Renewal of the Property Leasing Agreement Between the Company and China Life Investment Holding Company Limited

The Board agrees that the Company and China Life Investment Holding Company Limited renew the Property Leasing Agreement between China Life Investment Holding Company Limited and the Company, which will be in effect from January 1, 2013 to December 31, 2014, with estimated annual rent of approximately RMB 92 million. In the case of any minor adjustments of the leasing areas, the Company will make adjustments in the rent according to Agreement.

China Life Investment Holding Company Limited is a wholly-owned subsidiary of China Life Insurance (Group) Company. Pursuant to regulatory rules for listed companies and the AOA of the Company, when the Board reviewed the Proposal, affiliated directors Yang Mingsheng, Wan Feng, Miao Jianmin, Zhang Xiangxian and Wang Sidong abstained from voting on this proposal. The independent directors gave their independent opinions on and consent to this connected transaction.

Voting result: 6 for, 0 against, with no abstention

14.	Passed the Proposal Regarding the Amendment of the Power of Attorney Authorization Letter

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

15.	Passed the Proposal Regarding the Temporary Measures for the Management of Subsidiary Companies Controlled by the Company

Voting result: 11 for, 0 against, with no abstention

16.	Passed the Proposal Regarding the Comprehensive Trial Work Implementation Program for the Reporting of Large-amount and Suspicious Transactions of the Company

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

December 21, 2012